Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Anadarko Petroleum Corporation:

We consent to the use of our reports dated February 14, 2019, with respect to the consolidated balance sheets of Anadarko Petroleum Corporation and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our report on the consolidated financial statements refers to a change in the method of accounting for revenue recognition in 2018.

/s/ KPMG LLP

Houston, Texas
February 21, 2019